SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of February 2006, incorporated by reference herein:

Exhibit

99.1   Release dated 23 February 2006, entitled "REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2005"

99.2   Release dated 23 February 2006; entitled. "DRDGOLD GRANTED PROSPECTING RIGHTS FOR TWO NEW MAJOR PROJECTS"

99.3   Release dated 23 February 2006; entitled. "GROUP NET OPERATING PROFIT UP 6% CASH COSTS HELD STEADY"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 23, 2006

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

Report to shareholders for the six months ended

31 December 2005

2006 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issue code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD ("DRDGOLD" or "The Company")

Group Results (Unaudited)

KEY FEATURES

- Emperor consolidation approved by shareholders
- SA Mining Charter equity compliance attained through KBH transaction
- Group cash operating costs steady at US$375/oz
- Net operating profit up 6%
- Cash margin of 16%
- Argonaut, Sallies new order prospecting rights granted: 11Moz resource potential

KEY RESULTS SUMMARY

Group		**6 months to 31 Dec 2005**	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Attributable gold production**				
Australasian operations	oz	**126 770**	151 996	165 138
	kg	**3 945**	4 726	5 138
South African operations	oz	**139 117**	125 485	126 417
	kg	**4 327**	3 903	3 932
Discontinued operations	oz	**-**	47 584	152 266
	kg	**-**	1 480	4 736
Group	oz	**265 887**	325 065	443 821
	kg	**8 272**	10 109	13 806
Cash operating costs				
Australasian operations	US$/oz	**323**	254	206
	ZAR/kg	**67 891**	50 889	41 103
South African operations	US$/oz	**430**	391	488
	ZAR/kg	**90 410**	78 356	97 522
Discontinued operations	US$/oz	**-**	665	459
	ZAR/kg	**-**	133 275	91 814
Group	US$/oz	**375**	372	372
	ZAR/kg	**78 756**	74 618	74 256
Gold price received (Group)	US$/oz	**467**	428	420
	ZAR/kg	**98 131**	85 771	83 941
Capital expenditure (Net Group)	US$ million	**17.6**	11.5	13.4
	ZAR million	**114.5**	71.4	83.4

* Figures restated where applicable to effect the transition from South African Statements of Generally Accepted Accounting Practice ("SA GAAP") to International Financial Reporting Standards ("IFRS").

** Attributable – Including Emperor Mines Limited ("Emperor") 39.52% from 5 December 2005 (previously 45.33%); Crown Gold Recoveries (Pty) Limited ("CGR") and East Rand Proprietary Mines Limited ("ERPM") 100% from 1 December 2005 (previously 40%)

STOCK

Issued capital

308 086 126 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 341 994 830

Stock traded	JSE	ASX	NASDAQ	FRANKFURT
Average volume for the 6 months per day ('000)	292	10	2 806	81
% of issued stock traded (annualised)	25	1	238	7
Price • High	R10.80	A$2.26	US$1.66	Euro 1.31
• Low	R5.60	A$1.08	US$0.85	Euro 0.74
• Close	R9.30	A$2.08	US$1.44	Euro 1.22

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2005, which we filed with the United States Securities and Exchange Commission on 15 December 2005 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

We report, with deep regret, that three employees died in work-related incidents during the six months under review. This compares with eight in the previous six months. Enoque Matues Mapossa died in a fall of ground at Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") on 28 September 2005 and Sharveen Prasad and Sireli Mansawa in separate falls of ground at Emperor on 18 November 2005 and 16 December 2005 respectively.

There was an improvement in Emperor's safety record for the six months under review, compared with the preceding half-year. The Disabling Injury Frequency Rate ("DIFR")decreased from 8.12 to 6.81 and the Lost Time Injury Frequency Rate ("LTIFR") from 3.73 to 1.63. A full board of inquiry involving the Fijian Department of Mineral Resources has been conducted into the fatalities that occurred and remedial measures have been implemented.

Tolukuma Mines Limited ("Tolukuma") continued an outstanding safety record with no lost time incidents for the six months under review. The LTIFR reduced from 0.85 in the six months to June 2005 and to 0.00 in the six months to 31 December 2005.

At the South African operations – Blyvoor, ERPM and CGR – the significantly fewer fatalities and dressing station cases during the six months are enormously encouraging, but deteriorations at all three with respect to the LTIFR and the Serious Injury Frequency Rate ("SIFR"), indicate there can be no relenting in the efforts to improve safety.

Gold market

Gold continued its phenomenal run from early to mid-September 2005 when the bond between US dollar gold price movements and the US dollar/rand exchange rate was broken. In spite of the dollar remaining relatively strong against major currencies such as the euro, the pound and the yen, gold in US dollar terms moved upwards.

This had a significant effect on the gold price in Rand/kg terms: it averaged just under R92 000/kg for the September quarter and almost R101 500/kg for the December quarter. The increase was driven mainly by the higher US dollar gold price, which came in at $439/oz in the three months to end-September 2005, and $486/oz for the three months to end-December 2005. This gave an average for the first half of DRDGOLD's current financial year of $467/oz or just over R98 000/kg.

So what is driving this gold market? For the past two years, we have been mindful of a number of drivers in the gold market; most of these have been substantiated and expanded upon, with analysts and market commentators calling for US$600/oz in the current year.

The fundamentals we have addressed that are affecting the gold market – such as the lack of reserve replenishment, the slowdown in new mining supply, the reduction in mine supply – especially from South Africa, the growing concerns about the United States and global economies – have given rise to the upward movement in the gold price, successfully breaking through US$500/oz before Christmas and currently standing at around $550/oz. This is territory last seen 25 years ago.

We are confident that this is not just a flash-in-the-pan event. The fundamentals that many have ignored when looking at the rising gold market – ascribing gold's run only to the weakening US dollar – will underpin the gold market at much higher levels for some time into the future.

Production

Group attributable gold production in the first half of the 2006 financial year was 18% lower at 265 887oz compared with the previous six months ended 30 June 2005, reflecting both the discontinuation of the North West Operations in South Africa and a 17% decline in production from the Australasian operations to 126 770oz. Gold production from the South African operations rose by 11% to 139 117oz.

While total underground gold production from Blyvoor and ERPM was 5% lower at 105 165oz, that from surface sources (including Crown) rose by 14% to 80 763oz, demonstrating DRDGOLD's pre-eminent role in surface retreatment and its growing contribution to the company's South African business. We comment further on this at later stages in this communication.

Australasian Operations

Gold production for the first half declined at all three of the Australasian operations – by 17% to 76 613oz at Porgera, by 18% to 30 723oz at Tolukuma, and by 10% to 19 434 oz at Emperor.

At Porgera, the main reason for lower production was the redirection of resources to the West Wall cutback, exacerbated by lower yield arising from reduced mining from the Stage Four open pit and a seven-day power outage during the second quarter. Yield is expected to improve with increased mining from the Stage Five open pit, while the West Wall cutback is now 25% complete and progressing well.

Lower production at Tolukuma resulted from a lack of available mining face, underground pumping difficulties and bad weather during the first quarter. Improved pumping efficiencies and an increase in development initiated an encouraging turnaround during the second quarter with gold production up by 16% from 14 199oz to 16 524oz on a Q1 to Q2 basis. Total development increased by 5.5% when compared with the previous six months in spite of 11 days lost in Q1 due to bad weather and reduced development in Q2 due to flooding of the declines.

At Emperor, the decrease in production was attributable to a variety of factors associated with a change in the mine plan. Production has been redirected from the lower-grade Smith Shaft areas to high-grade Philip Shaft sources. Capital expenditure is being directed towards improving infrastructure and increasing production to 1 000 tonnes per day.

Cash operating costs at the Australasian operations for the six months under review rose by 27% to US$323/oz, reflecting lower production and fuel price increases. At Porgera, cash operating costs rose by 32% to US$274/oz, at Tolukuma by 21% to US$444/oz, and at Emperor by 10% to US$559/oz. A feasibility study for the installation of a second hydro-power generation facility at Tolukuma is under way. This project would reduce the operation's reliance on diesel for power generation, and thus helicopter flying hours with a consequent, significant positive impact on operating costs. At Emperor, feasibility studies for the installation of coal/bagasse or bio-fuel power generation facilities are under way.

South African Operations

Total gold production at Blyvoor for the six months under review increased by 2% to 83 304oz, due to a 38% increase in gold production from surface sources – and in particular from the expanded slimes dam project – to 18 488oz. Underground gold production declined by 4% to 64 816oz as a consequence both of losing some high-grade B5A area panels following seismic activity during the first quarter, and a subsequent decision during the second quarter to reduce mining from this area in the interests of employee safety. In terms of a new mine plan, production will be increased in the No 4 Shaft and lower-grade No 6 Shaft areas during the March quarter, taking overall underground production to 70 000t per month by September 2006.

Attributable gold production from the Crown surface operation increased by 34% to 28 923oz and at ERPM by 19% to 26 890oz, due primarily to their results becoming 100% attributable from the month of December 2005, following the re-absorption of CGR and ERPM into DRDGOLD South African Operations (Pty) Limited ("DRDSA") as wholly owned subsidiaries.

Cash operating costs for the South African operations increased by 10% to US$430/oz. At Blyvoor they rose by 7% to US$419/oz and at ERPM by 9% to US$450/oz, while at Crown they were 7% lower at US$382/oz.

Underground cash operating costs were 12% higher at US$461/oz, while surface cash operating costs were 6% lower at US$366/oz. Again, this demonstrates the value add to the South African business of the surface operations – particularly in a rising gold price scenario.

Two-year wage agreements, effective from the second quarter, are factored into these increases but they reflect, nevertheless, both the negative impact of the relentless rise in the cost of utilities and locally sourced goods and services. With respect to the former, it would appear that it is time once again for the mining industry to point out to suppliers the folly of threatening the geese that lay the golden eggs with price hikes way beyond the Consumer Price Index ("CPI").

Financial
Group cash operating profit in the first half of this year was 27% lower than in the previous six months at R121.2 million mainly as a consequence of the deterioration in the operating performance of the Australasian operations as a whole. Net operating profit was 6% higher at R41.7 million.

Group cash operating costs were well contained, rising by less than 1% to US$375/oz.

Corporate developments
We are pleased to report that, on 17 and 20 February 2006, shareholders in DRDGOLD and Emperor approved proposals to vend DRDGOLD's offshore assets into Emperor, thus creating the third largest gold producer listed on the Australian Stock Exchange ("ASX"). On completion of the transaction, DRDGOLD will have an approximate 88% stake in Emperor and receive US$30 million in cash. DRDGOLD has agreed with Emperor rights of exclusivity of operation within the Pacific Rim.

Back home in South Africa, the conclusion of a transaction during the second quarter between DRDGOLD and Khumo Gold SPV (Pty) Ltd in terms of which KBH has acquired a 15% stake in DRDSA means that DRDGOLD complies with the Black Economic Empowerment ("BEE") ownership requirement of the South African Mining Charter.

With respect to the re-financing of its convertible bond, DRDGOLD is negotiating the extension of the terms of these instruments with existing convertible bond-holders.

Way forward
As Porgera progresses the West Wall cutback and mining moves increasingly into the Stage Five open pit, so both volume and yield should improve. Tolukuma began turning the corner during the second quarter, better managing underground water, escalating underground development and, as a consequence, increasing both volumes and grade. At Emperor, infrastructural improvements and development to access new higher grade mining areas at Philip Shaft in particular – together with ongoing interventions to improve worker morale and productivity – are expected to contribute towards better results. Taking a longer-term view, exploration results at both Tolukuma and Emperor, reported with the company production results on 30 January, are extremely encouraging. Exploration expenditure in the Australasian region over the next two years will total some A$15 million – A$7 million in Papua New Guinea (PNG), A$4 million on the Tuvatu prospect in Fiji and A$4 million on Basala, an inferred resource at the bottom of the Philip Shaft at Emperor's Vatukoula Mine.

At ERPM, good progress is being made in traversing the 16-metre up-throw fault on the eastern side of the mine and very pleasing grades, averaging 20 grams per tonne in situ, are being encountered in the re-established mining areas. The company's application for a new order prospecting right over the neighbouring Sallies lease area has been granted and development eastward towards the ERPM/Sallies boundary from within the ERPM lease area has begun. Drilling will be conducted over the next 18 months. There is every reason to believe that the very good grades being experienced on the ERPM side will continue into the Sallies lease area, with potential to increase DRDSA's overall resource position by some 2 million ounces. DRDGOLD has also secured a new order prospecting right over the Argonaut area, to the south of central Johannesburg, which could increase the South African resource by a further 9 million ounces. Given that Argonaut is contiguous to the east with the western portion of the ERPM lease area, we believe there is even further potential upside.

All of the South African surface operations continue to perform satisfactorily, supporting the strategic decision to consolidate DRDGOLD's mining activities in South Africa and, more specifically, to optimise Crown's proven technology and experience in the surface retreatment field. Now the world's largest surface retreatment operation, Crown is poised to re-treat the Top Star dump in central Johannesburg, acquisition of which from AngloGold Ashanti has been agreed in principle.

In summary, we have made good progress in creating two stand-alone units, one in Australasia and the other in South Africa. With Emperor now in a position to access capital outside of South Africa, it has capacity to grow. The South African operations have been stabilised and a platform has been established for growth into Africa. We look forward to reporting on progress in the next six months.

GEOFFREY CAMPBELL
Non-executive Chairman
23 February 2006

MARK WELLESLEY-WOOD
Chief Executive Officer

NOTE REGARDING FINANCIAL INFORMATION

Basis of preparation
DRDGOLD has adopted IFRS for the annual period beginning on 1 July 2005. These financial statements for the six months ended 31 December 2005 have been prepared in accordance with IFRS and International Accounting Standard ("IAS") 34, "Interim Financial Reporting".

Transition to IFRS
The transition to IFRS has been implemented in accordance with IFRS 1 "First-Time Adoption of International Financial Reporting Standards" and DRDGOLD's transition date is 1 July 2004. Comparative information has accordingly been restated from this date. There are certain voluntary exemptions, as discussed below, where the full retrospective restatement of comparatives is not required.

Voluntary exemptions
DRDGOLD has applied its accounting policies retrospectively from the date of transition, with the exception of the following permitted exemptions:
- *Share-based payment transactions* – DRDGOLD has elected not to apply IFRS 2, "Share-based payments", to share options granted prior to 7 November 2002 as well as those share options granted after that date which had vested before 1 January 2005.
- *Business combinations* – DRDGOLD has elected not to apply IFRS 3 "Business Combinations" to all past business combinations that occurred before the date of transition to IFRS.
- *Fair value or revaluation as deemed cost* – Certain items of mining assets have been measured at their fair value at the transition date and that fair value has been used as their deemed cost at that date.

IFRS adjustments

Share-based payments
Under SA GAAP, DRDGOLD did not recognise any expense for share options granted to employees. Under IFRS 2, options to acquire the entity's equity instruments that were granted post 7 November 2002 and which remained unvested at 1 January 2005 are measured at fair value at grant date. The expense is recognised over the vesting period, adjusted to reflect actual levels of vesting.

The cumulative effect of DRDGOLD's equity-settled schemes on opening accumulated loss at 1 July 2004 is an increase in accumulated loss of R6.0 million. The corresponding credit is to the share-based payments reserve. The effect on the loss for the 2005 financial year is an increase in the loss of R10.6 million (31 December 2004: R5.3 million). There are no taxation implications of these adjustments.

Property, plant and equipment
Previously IAS 16 "Property, plant and equipment" did not clearly set out the requirement for separate depreciation of significant components of property, plant and equipment. The revised IAS 16 requires significant components of an asset, with useful lives that differ significantly from the asset as a whole, to be depreciated separately over their useful lives.

Translation of a foreign operation
Previously IAS 21 "The effects of changes in foreign exchange rates" allowed an entity to translate the financial statements of a foreign operation that was integral to the operations of the entity as if the transactions of the foreign operation had been those of the entity. This allowed non-monetary assets and liabilities of the foreign operation to be translated at historical exchange rates and monetary assets and liabilities to be translated at closing exchange rates. The revised IAS 21 does not contain a distinction between "integrated foreign operation" and a "foreign entity" and all assets and liabilities of a foreign operation are translated at closing exchange rates.

The condensed consolidated financial statements below are prepared in accordance with IFRS.

CONSOLIDATED Income Statement	6 months to 31 Dec 2005 IFRS Rm	6 months to 30 Jun 2005 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 30 Jun 2005 IFRS Rm	6 months to 31 Dec 2004 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 31 Dec 2004 IFRS Rm
Continuing operations							
Gold and silver revenue	**629.5**	570.0	-	570.0	581.9	-	581.9
Cash operating costs	**(508.3)**	(412.9)	8.1	(404.8)	(434.5)	5.5	(429.0)
Cash operating profit	**121.2**	157.1	8.1	165.2	147.4	5.5	152.9
Corporate administration and other expenses	**(66.9)**	(39.0)	-	(39.0)	(71.6)	-	(71.6)
Share based payments	**(6.8)**	-	(5.3)	(5.3)	-	(5.3)	(5.3)
Business development	**(11.5)**	(8.5)	-	(8.5)	(9.5)	-	(9.5)
Exploration costs	**(0.9)**	(6.6)	-	(6.6)	(4.9)	-	(4.9)
Care and maintenance costs	**(4.8)**	(8.1)	-	(8.1)	(6.1)	-	(6.1)
Cash profit from operations	**30.3**	94.9	2.8	97.7	55.3	0.2	55.5
Retrenchment costs	**(1.0)**	(5.6)	-	(5.6)	(20.5)	-	(20.5)
Investment income	**35.4**	(33.4)	-	(33.4)	14.5	-	14.5
Finance charge	**(23.0)**	(18.3)	(1.1)	(19.4)	(18.5)	1.7	(16.8)
Net operating profit	**41.7**	37.6	1.7	39.3	30.8	1.9	32.7
Rehabilitation	**(7.8)**	(19.8)	1.1	(18.7)	2.7	(1.7)	1.0
Depreciation	**(71.4)**	(44.5)	(13.0)	(57.5)	(66.4)	(16.3)	(82.7)
(Loss)/profit on financial instruments	**(7.5)**	5.0	-	5.0	1.7	-	1.7
Movement in gold in process	**12.1**	5.5	-	5.5	5.2	-	5.2
Loss before taxation	**(32.9)**	(16.2)	(10.2)	(26.4)	(26.0)	(16.1)	(42.1)
Taxation	**(17.3)**	(41.5)	-	(41.5)	(36.6)	-	(36.6)
Deferred taxation	**16.5**	52.4	-	52.4	(10.1)	-	(10.1)
Loss after taxation	**(33.7)**	(5.3)	(10.2)	(15.5)	(72.7)	(16.1)	(88.8)
(Loss)/profit on sale of assets/investment	**(3.4)**	-	-	-	3.0	-	3.0
Impairments	**52.2**	(72.1)	-	(72.1)	-	-	-
Loss from associates	**(79.9)**	(57.0)	-	(57.0)	(20.7)	-	(20.7)
Discontinued operations							
Loss for the period from discontinued operations	**(6.3)**	(11.4)	-	(11.4)	(279.7)	-	(279.7)
Minority interest	**1.2**	-	-	-	-	-	-
Net loss	**(69.9)**	(145.8)	(10.2)	(156.0)	(370.1)	(16.1)	(386.2)
Headline loss per share-cents							
- From continuing operations	**(37.5)**	(23.2)	(3.8)	(27.0)	(37.8)	(6.5)	(44.3)
- From total operations	**(37.1)**	(50.4)	(3.8)	(54.2)	(64.4)	(6.5)	(71.0)
Basic loss per share-cents							
- From continuing operations	**(21.0)**	(50.0)	(3.8)	(53.8)	(36.6)	(6.5)	(43.1)
- From total operations	**(23.1)**	(54.3)	(3.8)	(58.1)	(149.9)	(6.5)	(156.4)
Calculated on the weighted average ordinary shares issued of:	**303 215 809**	268 646 022	268 646 022	268 646 022	246 924 284	246 924 284	246 924 284
Diluted headline loss per share-cents	**(37.1)**	(50.4)	(3.8)	(54.2)	(64.4)	(6.5)	(71.0)
Diluted basic loss per share-cents	**(23.1)**	(54.3)	(3.8)	(58.1)	(149.9)	(6.5)	(156.4)

CONDENSED CONSOLIDATED Balance Sheet	As at 31 Dec 2005 IFRS Rm	As at 30 Jun 2005 SA GAAP Rm	Effect of transition to IFRS Rm	As at 30 Jun 2005 IFRS Rm	As at 31 Dec 2004 SA GAAP Rm	Effect of transition to IFRS Rm	As at 31 Dec 2004 IFRS Rm
Employment of capital							
Net mining assets	**1 003.1**	799.1	(2.0)	797.1	707.4	15.7	723.1
Investments	**145.8**	108.3	-	108.3	213.8	-	213.8
Environmental trust funds	**55.2**	42.9	-	42.9	144.4	-	144.4
Other non-current assets	**243.2**	214.6	-	214.6	186.2	-	186.2
Current assets	**348.6**	394.3	7.6	401.9	331.4	-	331.4
Inventories	**137.9**	103.3	8.0	111.3	93.6	-	93.6
Trade and other receivables	**72.9**	49.8	(0.4)	49.4	94.7	-	94.7
Cash and cash equivalents	**137.8**	241.2	-	241.2	143.1	-	143.1
	1 795.9	1 559.2	5.6	1 564.8	1 583.2	15.7	1 598.9
Capital employed							
Shareholders' equity	**647.7**	620.6	1.2	621.8	433.9	15.7	449.6
Shareholders' interest	**619.2**	614.8	1.2	616.0	428.1	15.7	443.8
Minority shareholders interest	**28.5**	5.8	-	5.8	5.8	-	5.8
Long-term borrowings	**11.9**	359.4	-	359.4	300.6	-	300.6
Post retirement health care provisions	**18.0**	-	-	-	-	-	-
Derivative instruments	**7.5**	3.7	-	3.7	9.7	-	9.7
Rehabilitation	**289.7**	151.0	-	151.0	242.6	-	242.6
Deferred mining and income taxes	**74.7**	95.7	-	95.7	127.9	-	127.9
Provisions	**62.6**	45.7	-	45.7	72.3	-	72.3
Current liabilities	**683.8**	283.1	4.4	287.5	396.2	-	396.2
Trade and other payables	**317.6**	218.4	4.4	222.8	328.7	-	328.7
Derivative instruments - net	**-**	-	-	-	15.3	-	15.3
Current portion of long-term borrowings	**366.2**	64.7	-	64.7	52.2	-	52.2
	1 795.9	1 559.2	5.6	1 564.8	1 583.2	15.7	1 598.9

CONDENSED — Statement of changes in equity

	6 months to 31 Dec 2005 IFRS Rm	6 months to 30 Jun 2005 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 30 Jun 2005 IFRS Rm	6 months to 31 Dec 2004 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 31 Dec 2004 IFRS Rm
Balance at the beginning of the financial year	621.8	433.9	15.7	449.6	564.1	1.3	565.4
Minority shareholders interest now reflected in shareholders equity	-	-	-	-	5.8	-	5.8
Restated balance at the beginning of the financial year	621.8	433.9	15.7	449.6	569.9	1.3	571.2
Share capital issued	98.4	225.6	5.3	230.9	270.3	5.3	275.6
- for acquisition finance and cash	94.1	240.7	-	240.7	281.9	-	281.9
- for share options exercised	1.0	-	-	-	0.5	-	0.5
- increase in share based payment reserve	6.8	-	5.3	5.3	-	5.3	5.3
- for costs	(3.5)	(15.1)	-	(15.1)	(12.1)	-	(12.1)
Net loss attributed to ordinary shareholders	(69.9)	(145.8)	(10.2)	(156.0)	(370.1)	(16.1)	(386.2)
Net loss attributed to minority shareholders	(1.2)	-	-	-	-	-	-
Increase in minorities	23.9	-	-	-	-	-	-
Currency translation adjustments and other	(25.3)	106.9	(9.6)	97.3	(36.2)	25.2	(11.0)
Balance as at the end of the period	647.7	620.6	1.2	621.8	433.9	15.7	449.6
Reconciliation of headline loss							
Net loss	(69.9)	(145.8)	(10.2)	(156.0)	(370.1)	(16.1)	(386.2)
Adjusted for:							
- Impairment of assets and investments	(52.2)	75.6	-	75.6	214.0	-	214.0
- Loss/(gain) on discontinued operations	6.3	(65.2)	-	(65.2)	-	-	-
- Loss/(profit) on sale of assets	3.4	-	-	-	(3.0)	-	(3.0)
Headline loss	(112.4)	(135.4)	(10.2)	(145.6)	(159.1)	(16.1)	(175.2)

EQUITY RECONCILIATION OF PREVIOUS SA GAAP TO IFRS

	30 Jun 2005 Rm	31 Dec 2004 Rm	1 Jul 2004 Rm
Shareholders' equity as previously reported	620.6	433.9	569.9
Property, plant and equipment	(2.9)	(4.3)	0.2
Translation of a foreign operation	4.1	20.0	1.1
As reported under IFRS	621.8	449.6	571.2

CONDENSED CONSOLIDATED — Cash flow statement

	6 months to 31 Dec 2005 IFRS Rm	6 months to 30 Jun 2005 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 30 Jun 2005 IFRS Rm	6 months to 31 Dec 2004 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 31 Dec 2004 IFRS Rm
Net cash in/(out) flow from operations	1.0	(55.2)	8.1	(47.1)	(72.6)	5.5	(67.1)
Working capital changes	8.7	(10.0)	-	(10.0)	8.6	-	8.6
Net cash outflow from investing activities	(97.3)	(63.6)	(8.1)	(71.7)	(220.9)	(5.5)	(226.4)
Net cash (out)/in flow from financing activities	(27.8)	223.7	-	223.7	303.0	-	303.0
(Decrease)/increase in cash and cash equivalents	(115.4)	94.9	-	94.9	18.1	-	18.1
Translation adjustment	12.0	3.2	-	3.2	(15.9)	-	(15.9)
Opening cash and cash equivalents	241.2	143.1	-	143.1	140.9	-	140.9
Closing cash and cash equivalents	137.8	241.2	-	241.2	143.1	-	143.1
Reconciliation of net cash in/(out) flow from operations							
Net operating profit	41.7	37.6	1.7	39.3	30.8	1.9	32.7
Net operating loss from discontinued operations	(6.3)	(76.9)	-	(76.9)	(51.4)	-	(51.4)
	35.4	(39.3)	1.7	(37.6)	(20.6)	1.9	(18.7)
Adjusted for:							
Interest provision on convertible bond	14.5	13.7	-	13.7	13.6	-	13.6
Amortisation of convertible cost	3.7	3.7	-	3.7	3.8	-	3.8
Financial instruments	(3.7)	(4.7)	-	(4.7)	(5.2)	-	(5.2)
Unrealised foreign exchange (gain)/loss	(28.1)	3.5	-	3.5	(12.6)	-	(12.6)
Growth in Environmental Trust Funds	(2.6)	(3.9)	-	(3.9)	(1.0)	-	(1.0)
Other non cash items	11.5	3.6	6.4	10.0	3.0	3.6	6.6
Interest paid	(19.3)	(12.3)	-	(12.3)	(12.3)	-	(12.3)
Taxation paid	(10.4)	(19.5)	-	(19.5)	(41.3)	-	(41.3)
Net cash in/(out) flow from operations	1.0	(55.2)	8.1	(47.1)	(72.6)	5.5	(67.1)

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Australasian operations

Porgera (20% share of Joint Venture)		6 months to 31 Dec 2005	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Ore milled	t'000	551	594	606
Yield	g/t	4.33	4.86	5.27
Gold produced	oz	76 613	92 815	102 579
	kg	2 384	2 888	3 191
Cash operating costs	US$ per oz	274	208	166
	ZAR per kg	57 682	41 683	33 110
	ZAR per tonne	250	203	174
Cash operating profit	US$ million	14.8	20.3	26.3
	ZAR million	96.6	126.6	163.2
Capital expenditure (net)	US$ million	8.8	9.2	6.9
	ZAR million	57.3	57.3	42.9

Tolukuma		6 months to 31 Dec 2005	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Ore milled	t'000	101	104	107
Yield	g/t	9.47	11.24	11.24
Gold produced	oz	30 723	37 647	38 667
	kg	956	1 169	1 203
Cash operating costs	US$ per oz	444	367	312
	ZAR per kg	93 347	73 632	62 306
	ZAR per tonne	884	828	701
Cash operating profit	US$ million	0.1	3.1	4.1
	ZAR million	0.4	19.2	25.4
Capital expenditure (net)	US$ million	3.6	1.1	2.3
	ZAR million	23.7	6.9	14.4

Emperor 39.52% attributable from 5 December 2005 (Previously 45.33%)		6 months to 31 Dec 2005	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Ore milled	t'000	102	108	105
Yield	g/t	5.93	6.19	7.09
Gold produced	oz	19 434	21 534	23 892
	kg	605	669	744
Cash operating costs	US$ per oz	559	507	376
	ZAR per kg	117 505	100 986	75 208
	ZAR per tonne	701	624	543

South African operations

Blyvoor		6 months to 31 Dec 2005	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Ore milled				
Underground	t'000	325	278	309
Surface	t'000	1 787	1 587	1 345
Total	t'000	2 112	1 865	1 654
Yield				
Underground	g/t	6.20	7.59	7.06
Surface	g/t	0.32	0.26	0.24
Total	g/t	1.23	1.36	1.52
Gold produced				
Underground	oz	64 816	67 870	70 088
	kg	2 016	2 111	2 180
Surface	oz	18 488	13 439	10 481
	kg	575	418	326
Total	oz	83 304	81 309	80 569
	kg	2 591	2 529	2 506
Cash operating costs				
Underground	US$ per oz	469	423	512
	ZAR per kg	98 636	84 636	102 375
	ZAR per tonne	612	643	722
Surface	US$ per oz	242	233	321
	ZAR per kg	50 887	46 641	64 190
	ZAR per tonne	16	12	16
Total	US$ per oz	419	391	488
	ZAR per kg	88 040	78 356	97 522
	ZAR per tonne	108	106	148
Cash operating profit/(loss)	US$ million	3.5	3.1	(5.7)
	ZAR million	22.6	19.4	(35.7)
Capital expenditure (net)	US$ million	4.2	1.2	0.8
	ZAR million	27.4	7.8	5.1

Crown 100% attributable from 1 Dec 2005 (Previously 40%)		6 months to 31 Dec 2005	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Ore milled	t'000	2 149	1 745	1 807
Yield	g/t	0.42	0.38	0.41
Gold produced	oz	28 923	21 529	23 895
	kg	899	670	743
Cash operating costs #	US$ per oz	382	412	379
	ZAR per kg	80 276	82 297	75 805
	ZAR per tonne	34	32	31
Cash operating profit #	US$ per oz	4.7	1.0	2.2
	ZAR million	30.6	7.2	13.8
Cash operating profit attributable to DRDSA	US$ million	0.9	-	-
	ZAR million	5.5	-	-
Capital expenditure (net) #	US$ million	2.0	1.2	0.3
	ZAR million	13.2	7.7	1.9
Capital expenditure (net) attributable to DRDSA	US$ million	0.5	-	-
	ZAR million	3.1	-	-

Represents total operation

ERPM 100% attributable from 1 Dec 2005 (Previously 40%)		**6 months to 31 Dec 2005**	6 months to 30 Jun 2005 (*Restated)	6 months to 31 Dec 2004 (*Restated)
Ore milled				
Underground	t'000	**76**	63	82
Surface	t'000	**587**	390	362
Total	t'000	**663**	453	444
Yield				
Underground	g/t	**7.88**	8.51	6.92
Surface	g/t	**0.41**	0.43	0.33
Total	g/t	**1.26**	1.55	1.54
Gold produced				
Underground	oz	**19 264**	17 233	18 159
	kg	**599**	536	565
Surface	oz	**7 626**	5 414	3 794
	kg	**238**	168	118
Total	oz	**26 890**	22 647	21 953
	kg	**837**	704	683
Cash operating costs #				
Underground	US$ per oz	**447**	396	367
	ZAR per kg	**94 025**	79 155	73 597
	ZAR per tonne	**752**	667	509
Surface	US$ per oz	**456**	460	624
	ZAR per kg	**95 857**	91 874	124 431
	ZAR per tonne	**40**	40	41
Total	US$ per oz	**450**	411	412
	ZAR per kg	**94 525**	82 196	82 382
	ZAR per tonne	**126**	127	127
Cash operating profit #	US$ million	**0.6**	1.0	0.2
	ZAR million	**3.8**	6.8	1.3
Cash operating loss attributable to DRDSA	US$ million	**(0.6)**	-	-
	ZAR million	**(3.9)**	-	-
Capital expenditure (net) #	US$ million	**0.7**	(1.1)	-
	ZAR million	**4.5**	(7.5)	-
Capital expenditure (net) attributable to DRDSA	US$ million	**0.2**	-	-
	ZAR million	**1.4**	-	-

Represents total operation

Discontinued operations

North West (Hartebeestfontein and Buffelsfontein mines)		**6 months to 31 Dec 2005**	6 months to 30 Jun 2005	6 months to 31 Dec 2004
Ore milled				
Underground	t'000	**-**	246	740
Surface	t'000	**-**	320	564
Total	t'000	**-**	566	1 304
Yield				
Underground	g/t	**-**	4.68	5.70
Surface	g/t	**-**	1.03	0.92
Total	g/t	**-**	2.61	3.63
Gold produced				
Underground	oz	**-**	37 006	135 516
	kg	**-**	1 151	4 215
Surface	oz	**-**	10 578	16 750
	kg	**-**	329	521
Total	oz	**-**	47 584	152 266
	kg	**-**	1 480	4 736
Cash operating costs				
Total	US$ per oz	**-**	665	459
	ZAR per kg	**-**	133 275	91 814
	ZAR per tonne	**-**	348	333
Cash operating loss	US$ million	**-**	(12.1)	(6.5)
	ZAR million	**-**	(75.3)	(40.2)
Capital expenditure (net)	US$ million	**-**	(0.1)	3.4
	ZAR million	**-**	(0.7)	21.0

Share Option Scheme
The following summary provides information in respect of the DRDGOLD (1996) Share Option Scheme as at 31 December 2005:

	Number of options	% of issued capital
In issue	15 675 441	5.09
Options currently vested	7 684 780	2.49

DRDGOLD LIMITED

we do what we say

DIRECTORS

Directors (* British) (Australian) (*** American)**

Non-executives:
J Turk***

Executives:
MM Wellesley-Wood (Chief Executive Officer)*
JWC Sayers (Chief Financial Officer)

Independent non-executives:
RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur**

Group Company Secretary:
TJ Gwebu

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa

Exhibit 99.2

DRD GOLD ▶
LIMITED

DRDGOLD PRESS RELEASE

For immediate release

545/06-jmd

DRDGOLD GRANTED PROSPECTING RIGHTS FOR TWO NEW MAJOR PROJECTS

Johannesburg, South Africa. 23 February, 2006. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA) announced today that it has been granted prospecting rights under the new Mineral and Petroleum Resources Development Act in respect of the Sallies and Argonaut lease areas.

Taken together, the two projects have the potential to increase the company's South African resource base by 11 million ounces (oz).

Sallies

The prospecting site within the Sallies lease area, adjacent to ERPM, is located in the Brakpan/Boksburg area, east of Johannesburg. ERPM mine has a current planned five-year life which, if the current good grades experienced at ERPM continue in the present lease and extended prospecting areas, could be extended to 21 years.

The prospecting right has been granted over a period of four years, from January 2006 to January 2010.

Prospecting will take place underground, at depths of some 3 000 metres (m), covering an area of approximately 1 252 hectares. As no surface drilling will be carried out, there will be no detrimental impact to the ground and surface environment. The in situ gold resource, at 7.5 grams per tonne (g/t), will equate to approximately 2.4 million oz (75 336 kilograms) of gold from this project.

Development is expected to cost some R7.1 million over three years.

 "To comply with the law, prospecting must begin within 120 days of the effective date of 14 January 2006, on which date the Environmental Management Plan was authorised and accepted," said Acting DRDGOLD SA Chief Executive Officer Niel Pretorius. "We are currently completing the procedures for registering the mining right in the Mineral and Petroleum Titles Registration Office."

Argonaut

The Argonaut project encompasses the southern down-dip extension of the Central Witwatersrand Goldfield, previously mined to a depth of between 1 800 m and 2 500 m.

Its focus is the exploitation of the potential resource striking 30 kilometres (km) from ERPM in the east to Durban Roodepoort Deep Mine in the west, at depths of between approximately 2 800 m and 5 000 m below surface. The project has also been the focus of research on the part of the gold mining industry's collaborative Deep Mine programme, to investigate the required technologies to mine safely and profitably at depths up to 5 000 m.

The area of the prospecting and eventual mining right covers some 969 ha. The estimated resource, at anticipated grades of 8.5 g/t, could yield some 8.9 million ounces (280 000 kg) of gold over the life of the mine.

The prospecting right has been granted for a period of five years with effect from 6 February 2006. Prospecting will be carried out on surface by a borehole and borehole deflections, and an environmental impact study has been completed and accepted. "Assuming positive results from the assay figures of the borehole, we will extend our prospecting right into adjacent mineral right areas previously held by the company," Pretorius said.

Note to editors:

East Rand Proprietary Mines (ERPM) has been mined since 1893. The mine was purchased by Crown Gold Recoveries (CGR) in October 2002. DRDGOLD South African Operations (Pty) Limited has a 100% holding in CGR, which in turn has a 100% holding in ERPM. ERPM currently employs some 2,700 people.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company's production profile is split equally between its highly leveraged SA operations and its low-cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

Exhibit 99.3

DRDGOLD LIMITED

DRDGOLD PRESS RELEASE

For immediate release

544/06-jmd

GROUP NET OPERATING PROFIT UP 6%, CASH COSTS HELD STEADY

Johannesburg, South Africa. 23 February, 2006. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) today reported that group net operating profit for the six months ended 31 December 2005 increased by 6% to R41.7 million compared with the previous six months, while group cash operating costs were held steady, rising by less than 1% to US$375 per ounce (oz).

Group attributable gold production was 18% lower at 265 887 oz, reflecting both the discontinuation of the North West Operations in South Africa and a 17% decline in production from the Australasian operations to 126 770 oz. Gold production from the South African operations rose by 11% to 139 117 oz.

Corporate developments
Reporting on recent corporate developments, Chief Executive Officer Mark Wellesley-Wood said shareholders in DRDGOLD and Emperor Mines Limited (Emperor) had approved proposals to vend DRDGOLD's offshore assets into Emperor.

"This creates the third-largest gold producer listed on the Australian Stock Exchange; on completion of the transaction, DRDGOLD will have an approximate 88% stake in Emperor and receive US$30 million in cash," Wellesley-Wood said.

In South Africa, the conclusion of a transaction during the second quarter between DRDGOLD and Khumo Gold SPV (Pty) Limited (Khumo Gold), in terms of which Khumo Gold acquired a 15% stake in DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA), means that DRDGOLD complies with the Black Economic Empowerment (BEE) ownership requirement of the South African Mining Charter.

"We have made good progress in creating two stand-alone units, one in Australasia and the other in South Africa," Wellesley-Wood said.

"With Emperor now in a position to access capital outside of South Africa, it has the capacity to grow; the South African operations have been stabilised and a platform established for growth into Africa."

Exploration: SA and Australasia
Wellesley-Wood said that the South African Government's recent granting of new order prospecting rights to DRDGOLD SA in respect of the Sallies (ERPM Extension) and Argonaut lease areas could increase the company's resource base by 11 million oz – 2 million oz at the former and 9 million oz at the latter.

"There is every reason to believe that the very good grades being experienced currently at ERPM will continue into the neighbouring Sallies lease area and, given that Argonaut is contiguous to the east with the western portion of the ERPM lease area, we believe there is even further potential upside."

Exploration expenditure in the Australasian region over the next two years will total A$15 million – A$7 million in Papua New Guinea (PNG), A$4 million on the Tuvatu project in Fiji and A$4 million on

Basala, an inferred resource at the bottom of the Philip Shaft at Emperor's Vatukoula Mine in Fiji, Wellesley-Wood said.

South Africa

While total underground production from Blyvooruitzicht and ERPM was 5% lower at 105 165 oz, that from these operations' surface sources – together with that from Crown – rose by 14 % to 80 763 oz.

"This demonstrates DRDGOLD's pre-eminent role in surface retreatment and the growing contribution of the surface operations to the company's South African business.

"While underground cash operating costs were 12% higher at US$461/oz, surface cash operating costs were 6% lower at US$366/oz, again demonstrating the value-add to the South African business of the surface operations, particularly in a rising gold price scenario."

Now the world's largest surface retreatment operation, Crown was poised to retreat the Top Star dump in central Johannesburg, acquisition of which from AngloGold Ashanti had been reached in principle, Wellesley-Wood said.

Australasia

Tolukuma began turning the corner during the second quarter, increasing both volumes and grade through escalating development and improved management of underground grade, Wellesley-Wood said, while at Emperor, infrastructural improvements and development to access higher grade mining areas at Philip Shaft in particular are expected to contribute towards better results.

At Porgera, where lower production contributed to the 27% increase in cash operating costs for the Australasian region as a whole to US$323/oz, progression of the West Wall cutback and a shift in mining to the Stage Five open pit is expected to result in improvements in both volume and grade.

To reduce the impact of fuel price increases – another driver of the rise in cash operating costs – a feasibility study for the installation of a second hydro-power generation facility at Tolukuma was under way, while at Emperor, bio-fuel options were being investigated, Wellesley-Wood said.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company's production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels

Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drdgold.com